UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-31798

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SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

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20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Decision on Record Date and Interim Dividend by Shinhan Bank

On October 21, 2026, the Board of Directors of Shinhan Bank, a wholly-owned subsidiary of Shinhan Financial Group Co., Ltd. (the “Company”), resolved to establish a record date for an interim dividend and to declare an interim cash dividend of KRW 630.67 per common share, representing an aggregate dividend amount of KRW 1,000,000,000,000.

This disclosure relates to the determination of the shareholder entitled to receive such dividend. As the sole shareholder of Shinhan Bank, the Company is entitled to receive the entire amount of the interim dividend. The record date is November 5, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shinhan Financial Group Co., Ltd.
(Registrant)

Date: October 21, 2026	By:	/s/ JANG Jeong Hoon

Name: JANG Jeong Hoon
Title: Chief Financial Officer